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                              December 6, 2023

       Michael A. Boxer
       Senior Vice President and General Counsel
       Thermo Fisher Scientific Inc.
       168 Third Avenue
       Waltham, Massachusetts 02451

                                                        Re: Thermo Fisher
Scientific Inc.
                                                            Olink Holding AB
(publ)
                                                            Schedule TO-T/A
Filed December 1, 2023
                                                            Filed by Orion
Acquisition AB and Thermo Fisher Scientific Inc.
                                                            File No. 005-93360

       Dear Michael A. Boxer:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your offer materials, as amended, unless otherwise indicated.

       Schedule TO-T/A Filed December 1, 2023

       General Comments, page i

   1. We reissue prior comment 1 in our letter dated November 13, 2023. While you have clarified that the
Offer is being made to all holders of Offer Securities, the Offer to
                                                        Purchase still states
that the Offer cannot be accepted from holders of Offer Securities in certain jurisdictions.
See Rule 14d-10(a)(1) and Exchange Act Release No. 34-58597
                                                        Section II.G.1
(September 19, 2008) for guidance. Please revise the disclosure in the first full paragraph on page
iv of the Offer to Purchase accordingly.
       Summary Term Sheet, page 1

   2. We reissue in part prior comment 7 in our letter dated November 13, 2023. While you have disclosed that
Buyer will accept and promptly pay for all Offer Securities validly tendered during a
subsequent offering period, please address the treatment of Offer
 Michael A. Boxer
FirstName LastNameMichael
Thermo Fisher  Scientific Inc. A. Boxer
Comapany6,
December  NameThermo
             2023         Fisher Scientific Inc.
December
Page 2    6, 2023 Page 2
FirstName LastName
         Securities validly tendered during the initial offering period if Buyer elects to have a subsequent offering period. You state in your response letter that such securities will be purchased promptly, but we do not see that disclosure in your revised offer materials.
3. We note the new disclosure under "If I decide not to tender, how will the Offer affect my
         Shares or ADSs?" and elsewhere in the Offer to Purchase, added in response to prior comment 5 in our letter dated November 13, 2023. We reissue that comment in part. You state that if Buyer consummates the Offer at a tender level below the 90% threshold required to conduct a Compulsory Redemption, Olink will remain a separate legal entity and remaining Olink shareholders "would have any rights granted to minority shareholders under applicable Swedish law." Please describe those rights here as well as the other places in the Offer to Purchase where you discuss consummating the Offer at a tender level representing above 50% but below 90% of the outstanding Shares.
         Additionally, expand your disclosure to address the requirements for continued listing of the ADSs on Nasdaq in that circumstance.
4. We note the new disclosure under "If I decide not to tender, how will the Offer affect my
         Shares or ADSs?" that if Buyer chooses to reduce the Minimum Tender Condition below
         90% but above 50%, "Buyer may, but is not obligated to, provide for a subsequent offering period." We further note the disclosure added on pages 6 and 16 of the Offer to
         Purchase, in response to prior comment 11 in our letter dated November 13, 2023, to the effect that the Offer will remain open for at least five U.S. business days if the Minimum
         Tender Condition is decreased. Please clarify whether at least five U.S. business days would remain in the initial offering period after such a change, or whether your revised disclosure about a subsequent offering period is intended to address prior comment 11. In your response letter, tell us whether Buyer will seek to rely on the guidance set forth in
         Section II.C.5 of Release No. 33-8957 (September 19, 2008) to reduce the Minimum
         Tender Condition without extending the initial offering period and withdrawal rights after such waiver.
Conditions to the Offer, page 52

5. We reissue in part prior comment 20 in our letter dated November 13, 2023. While you have disclosed that "any material change in information provided or sent to Olink shareholders will be promptly disclosed to such Shareholders by amendment to [the] Offer to Purchase," please clarify that any waiver or assertion of a "triggered" Offer condition will be communicated in this fashion.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at 202-551-3263, Shane Callaghan at 202-
330-1032, or Eddie Kim at 202-679-6943.
 Michael A. Boxer
Thermo Fisher Scientific Inc.
December 6, 2023
Page 3


FirstName LastNameMichael A. Boxer           Sincerely,
Comapany NameThermo Fisher Scientific Inc.
                                             Division of Corporation Finance
December 6, 2023 Page 3                      Office of Mergers & Acquisitions
FirstName LastName